January 4, 2006

Ms. Angela Crane (Mail Stop 6010)

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Energy Conversion Devices, Inc.
Form 10-K for fiscal year ended June 30, 2005
Form 10-Q for the quarterly period ended September 30, 2005
Your File No. 1-8403

Dear Ms. Crane:

This letter is in response to your November 30, 2005 letter. The information set forth below corresponds to the numbered comments in your letter.

FORM 10-K for the fiscal year ended June 30, 2005

Item 8 – Consolidated Financial Statements and Supplementary Data, page 43

1.      We note that the report of Grant Thornton LLP on Energy Conversion Devices' financial statements for the years ended June 30, 2005 and 2004 appears to follow the guidance in Interpretation 15 of AU 508 when reporting on the adjustments made to the financial statements of the June 30, 2003 period which was audited by Deloitte & Touche LLP. It is unclear why this literature is being applied in this situation, given that Interpretation 15 of AU 508 only applies in situations where prior-period audited financial statements were audited by a predecessor auditor who has ceased operations. Please advise. Your response should also explain why Grant Thornton LLP was engaged to perform the required adjustments to give effect to the discontinued operations to the June 30, 2003 financial statements as opposed to Deloitte & Touche LLP who originally reported on the financial statements for that period.

Response:

Deloitte & Touche LLP (“Deloitte”) was engaged to audit the Company’s consolidated financial statements for the year ended June 30, 2003 and issued its report, dated October 21, 2003, for inclusion in the Company’s Annual Report on Form 10-K for the year ended June 30, 2003. Shortly after the issuance of Deloitte’s report, Deloitte advised the Company that they would not stand for re-election as the Company’s registered independent public accounting firm. The Company then engaged Grant Thornton as its registered independent public accounting firm.

In June 2005, the Company decided to sell the assets of Ovonic Battery’s metal hydride materials business, and as required by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS No. 144”), restated its previously issued 2003 and 2004 financial statements to present the metal hydride materials

Ms. Angela Crane

January 4, 2006

business as discontinued operations in the financial statements for those periods included in its 2005 Annual Report on Form 10-K.

Prior to the issuance of the Company’s 2005 Form 10-K, the Company consulted with Grant Thornton and Deloitte to determine the appropriate course of action to follow in obtaining an independent auditors’ report on the Company’s restated financial statements for the year ended June 30, 2003 and concluded that Grant Thornton would be engaged to audit and report on the adjustments recorded to restate the Company’s 2003 financial statements for the effects of the discontinued operations pursuant to SFAS No. 144. In reaching that decision, the Company considered, among other factors, the possibility that, because of the length of time that had elapsed since Deloitte’s resignation, Deloitte and its partners may no longer be independent with respect to the Company. The Company also considered the financial results of the discontinued operations to be immaterial from both a qualitative and quantitative perspective to its consolidated financial results.

This restatement did not change the Company’s total net loss, but separately presented the loss from continuing operations and the loss from discontinued operations for the periods presented. Further, the discontinued operations were not part of the Company’s core business that formed a basis for investors to make investment decisions with respect to the Company’s common stock. Additionally it should be noted that from a qualitative standpoint, using the guidance in Staff Accounting Bulletin No. 99 – Materiality , this restatement did not:

•	mask a change in earnings or other trends
•	hide a failure to meet analysts’ consensus expectations for the enterprise
•	change a loss into income or vice versa
•	concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
•	affect the registrant’s compliance with regulatory requirements
•	affect the registrant’s compliance with loan covenants or other contractual requirements
•	increase management’s compensation
•	involve concealment of an unlawful transaction

Below summarizes a quantitative analysis of the revision:

Fiscal 2003
	Consolidated (Before Restatement)	Discontinued Operations	Percent
Revenues	$ 65,178,860	$ 154,878	0.2%
Total Expenses	$ 98,455,430	$ 2,796,029	2.8%
Net Loss	$ (36,198,159)	$ (2,641,151)	7.3%

Ms. Angela Crane

January 4, 2006

The Company, Grant Thornton, and Deloitte concluded that AU 508 of Codification of Statements on Auditing Standards permits a successor auditor to accept an engagement to perform procedures necessary to opine on restated financial statements audited by the predecessor auditor, and paragraph 74 provides reporting guidance to the successor auditor. While that reporting guidance addresses the situation wherein the predecessor auditors’ report is not presented, the Company, Grant Thornton and Deloitte concluded that guidance is also applicable when, as in this case, the predecessor auditors’ report is required to be presented along with the successor auditors’ report pursuant to SEC regulations. Because restated financial statements for fiscal 2003 were included in the Company’s Form 10-K, Deloitte’s reissued report states that the 2003 financial statements previously audited by Deloitte are not presented in the June 30, 2005 Form 10-K. The report of Grant Thornton, included in the Form 10-K, includes an additional paragraph expressing their opinion as to the application of the restatement adjustments to the financial statements previously audited and reported on by Deloitte. The Company, Grant Thornton and Deloitte believe that the reports of Grant Thornton and Deloitte, taken together, provide the required independent auditors’ report on the Company’s 2003 financial statements.

As noted above, the Company, Grant Thornton and Deloitte relied on the guidance in paragraph 74 of AU 508, rather than Interpretation 15, as the Interpretation specifically addresses the situation in which the predecessor auditor has ceased operations. However, the Company, Grant Thornton and Deloitte believe the guidance set forth in Interpretation 15 derives from, and is consistent with, the basic principles established in paragraph 74 of AU 508.

2.      Additionally, we note that the report of Deloitte & Touche LLP on Energy Conversion Devices' financial statements for the year ended June 30, 2003 contains the following additional statement in the first sentence of the introductory paragraph: "(none of which are presented herein)." This statement is confusing, because it is unclear which financial statements were audited by Deloitte & Touche LLP and why the financial statements presented in the filing are not the financial statements audited by Deloitte & Touche LLP. Please tell us the relevant guidance in the auditing literature that was relied upon in issuing this type of audit report.

Response:

See our response to comment 1 above.

Consolidated Statements of Cash Flows. page 53

3.      We note that you have reconciled net income (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle to net cash used in operating activities. Please revise future filings to reconcile your net income (loss) to net cash used in operating activities or tell us why your current presentation is appropriate. Please refer to paragraph 28 of SF AS 95.

Ms. Angela Crane

January 4, 2006

Response:

We agree to revise future filings to reconcile our net income (loss) to net cash used in operating activities.

4.      In this regard, we note that you appear to be presenting cash flows from discontinued operations all within the operating cash flows category. Please tell us how your current presentation complies with the guidance set forth in footnote 10 of SFAS 95.

Response:

We have reviewed our presentation of cash flows related to discontinued operations and found that the following purchases of property, plant and equipment were applicable for our discontinued operations and should have been separately displayed:

2005	–	0
2004	–	$ 51,977	(out of total of $3,546,922)
2003	–	$ 19,476	(out of total of $5,134,579)

Since these items are not considered to be material for our 10-K disclosure and since these items will not impact our future 10-Q’s, we propose reclassifying these amounts in future filings of our 10-K.

Item 9A. Controls and Procedures, page 93

5.      We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "with the exception of the following." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer, and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:

We are amending and restating paragraph A. of Item 9A to our Form 10-K for the year ended June 30, 2005 as set forth below via Form 10-K/A Amendment No. 1 filed contemporaneously herewith. Paragraphs B. and C. of Item 9A are identical to these same paragraphs in our Form 10-K for the year ended June 30, 2005.

Ms. Angela Crane

January 4, 2006

A.	Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2005. This conclusion was reached solely due to a material weakness resulting from a failure to ensure the correct application of SEC Staff Accounting Bulletin No. 104 – Revenue

Recognition when the revenue from sale transactions with certain of our international customers was initially recognized in a manner that was inconsistent with the shipping terms of Delivered Duty Paid.

B.	Remediation of Material Weakness in Internal Control

We are confident that, as of the date of this filing, we have fully remediated the material weakness in our internal control over financial reporting with respect to accounting for these sale transactions. The remedial actions included:

•

improving training, education and accounting reviews designed to ensure that all relevant personnel involved in sale transactions understand and apply proper revenue recognition accounting in compliance with SEC Staff Accounting Bulletin No. 104 – Revenue Recognition; and

•	reviewing all shipping terms, other than FOB shipping point, to ensure proper revenue recognition with current contracts; and
•	adding controls around changes to shipping terms, other than FOB shipping point, and monitoring shipping terms periodically; and
•	reviewing all new contracts to ensure that proper revenue recognition occurs.

Under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated our disclosure controls and procedures as currently in effect, including the remedial actions discussed above, and we have concluded that, as of this date, our disclosure controls and procedures are effective.

C.	Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). The management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on the assessment, the management concluded that, as of June 30, 2005, the Company’s internal control over financial reporting is not effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2005, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Ms. Angela Crane

January 4, 2006

Management identified the following material weakness in internal control over financial reporting with respect to accounting for certain sale transactions.

•

a failure to ensure the correct application of SEC Staff Accounting Bulletin No. 104 – Revenue Recognition when certain sale transactions were entered into with our international customers with shipping terms of Delivered Duty Paid.

6.      Additionally, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Response:

We are amending and restating Paragraph A. of Item 9A to eliminate the superfluous language you have identified (please see the response to comment 5 above).

From 10-Q for the quarterly period ended September 30, 2005

Item 4. Controls and Procedures

7.      Please revise your conclusions regarding controls and procedures for the quarterly period ended September 30, 2005 to address comments 5 and 6 above. Also please revise to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, rather than for the year ended June 30, 2005.

Response:

We are amending and restating Item 4 to our Form 10-Q for the quarter ended September 30, 2005 as set forth below via Form 10-Q/A Amendment No. 1 filed contemporaneously herewith.

As of June 30, 2005, we evaluated our disclosure controls and procedures under the direction of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2005. This conclusion was reached solely due to a material weakness resulting from a failure to ensure the correct application of SEC Staff Accounting Bulletin No. 104 – Revenue Recognition when the revenue from sale transactions with certain of our international customers was initially recognized in a manner that was inconsistent with the shipping terms of Delivered Duty Paid.

Ms. Angela Crane

January 4, 2006

We are confident that, as of September 30, 2005, we have fully remediated the material weakness in our internal control over financial reporting with respect to accounting for these sale transactions. The remedial actions included:

•

Improved training, education and accounting reviews designed to ensure that all relevant personnel involved in sale transactions understand and apply proper revenue recognition accounting in compliance with SEC Staff Accounting Bulletin No. 104 – Revenue Recognition; and

•	Reviewing all shipping terms, other than FOB shipping point, to ensure proper revenue recognition with current contracts; and
•	Adding controls around changes to shipping terms, other than FOB shipping point, and monitoring shipping terms periodically and
•	Reviewing all new contracts to ensure that proper revenue recognition occurs.

As of September 30, 2005, an evaluation was carried out under the supervision of the Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, which considered the material weakness and the remediation set forth above, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

* * * * *

ECD acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,
•	the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (248) 299-6013.

Sincerely,

/s/ Stephan W. Zumsteg
Stephan W. Zumsteg
Chief Financial Officer